UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                             ----------------------



                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934


                                (Amendment No. 2)

                              Triton Energy Limited
--------------------------------------------------------------------------------
                                (Name of Issuer)

                8% Convertible Preference Shares, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G90751143
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Marian Brancaccio
                                HM4 Triton, L.P.
                   c/o Hicks, Muse, Tate & Furst Incorporated
                          200 Crescent Court, Suite 600
                               Dallas, Texas 75201

                                 (214) 740-7300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  July 9, 2001
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]




                         (Continued on following pages)

DA1:\266949\07\5PZ907!.DOC\52626.0001

-------------------------------------------------                     -------------------------------------------------
CUSIP No. G90751143                                      13D                               Page 2
-------------------------------------------------                     -------------------------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM4 Triton, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
              OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           5,030,835*
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     5,030,835
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,030,835*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          97.1%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
========= =============================================================================================================

--------
* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM4 Triton, L.P. A statement on Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. G90751143                                      13D                               Page 3
-------------------------------------------------                     -------------------------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM4/GP Partners Cayman, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           5,030,835*
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     5,030,835*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,030,835*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                     [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          97.1%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
========= =============================================================================================================

----------
* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM4/GP Partners Cayman, L.P. A statement on Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. G90751143                                      13D                               Page 4
-------------------------------------------------                     -------------------------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM GP Partners IV Cayman, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           5,030,835*
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     5,030,835*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,030,835*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                     [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          97.1%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
========= =============================================================================================================

----------
* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM GP Partners IV Cayman, L.P. A statement on Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. G90751143                                      13D                               Page 5
-------------------------------------------------                     -------------------------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM Fund IV Cayman, LLC
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [ ]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           5,030,835*
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     5,030,835*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,030,835*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES
                                                                                          [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          97.1%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO (Cayman Islands limited liability company)
========= =============================================================================================================

----------
* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by HM Fund IV Cayman, LLC. A statement on Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. G90751143                                      13D                               Page 6
-------------------------------------------------                     -------------------------------------------------

========= =============================================================================================================
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              Thomas O. Hicks
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                        (a) [ ]
                                                                                        (b) [ ]
--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                                            [ ]
--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          State of Texas
-------------------------------------------- ------- ------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES                             0
               BENEFICIALLY                  ------- ------------------------------------------------------------------
                 OWNED BY                    8       SHARED VOTING POWER
                   EACH
                 REPORTING                           5,058,685*
                  PERSON                     ------- ------------------------------------------------------------------
                   WITH                      9       SOLE DISPOSITIVE POWER

                                                     0
                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     5,058,685*
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,058,685*
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                         [ ]
--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          97.6%
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
========= =============================================================================================================

----------
* Each 8% Convertible Preference Share referenced herein currently is convertible into four Ordinary Shares, par value $0.01 per share, of Triton Energy Limited, which Ordinary Shares may be deemed to be beneficially owned by Thomas O. Hicks. A statement on Schedule 13D relating to Triton Energy Limited's Ordinary Shares previously was filed by the Reporting Person with the Securities and Exchange Commission on October 13, 1998.

                  This Amendment No. 2 to Schedule 13D is being filed by HM4 Triton, L.P., HM4/GP Partners Cayman, L.P., HM GP Partners IV Cayman, L.P., HM Fund IV Cayman, LLC, and Thomas O. Hicks ("Mr. Hicks" and collectively, the "Reporting Persons"), to amend Items 4, 6 and 7 of the original Schedule 13D dated January 6, 1999, as amended by Amendment No. 1 (the "Original Schedule 13D"). Items 1, 2, 3, and 5 of the Original Schedule 13D remain unchanged. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original Schedule 13D.

                  Unless otherwise indicated, capitalized terms used but not defined herein which are defined in the Original Schedule 13D shall have the meanings assigned to such terms in the Original Schedule 13D.

Item 4.           Purpose of the Transaction

                  Item 4 is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

                  As of July 9, 2001, Amerada Hess Corporation, a Delaware corporation ("Parent"), Amerada Hess (Cayman) Limited, a company limited by shares organized under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent ("Sub"), and Triton Energy Limited (the "Company"), a company limited by shares organized under the laws of the Cayman Islands, entered into an Acquisition Agreement (the "Acquisition Agreement"). Pursuant to the terms and subject to the conditions of the Acquisition Agreement and in contemplation of the acquisition of the Company by Parent, Sub will commence, no later than seven business days following a public announcement of the execution and delivery of the Acquisition Agreement, a cash tender offer to purchase any and all of the existing unconditionally allotted or issued and fully paid ordinary shares, par value $0.01 per share of the Company, and any further ordinary shares which are unconditionally allotted or issued and fully paid resulting from the conversion of the 8% Convertible Preference Shares, par value $0.01 per share of the Company (the "Preferred Shares") or otherwise outstanding before the date ordinary shares are first accepted for payment by Sub, and including certain associated rights to purchase Series A Junior Participating Preferred Share Purchase Rights of the Company issued pursuant to the Rights Agreement, dated as of March 25, 1996, by and between the Company and Chemical Bank, as Rights Agent, (as amended, the "Rights Agreement"), (collectively, the Company's "Ordinary Shares") at a price of U.S. $45.00 per Ordinary Share net to the seller in cash (the "Offer").

                  The obligation of the Sub to consummate the Offer and to accept for payment and pay for any Ordinary Shares tendered pursuant to the Offer is subject to a number of conditions, including the valid tender and lack of proper withdrawal as of the expiration of the initial offering period for the Offer of that number of Ordinary Shares which, together with any Ordinary Shares then beneficially owned by Sub or Parent, represents at least ninety percent (90%) in value of the allotted and issued Ordinary Shares determined on a fully diluted basis at any time (the "Minimum Condition"); provided, however, that Parent may, at any time, amend the Minimum Condition to equal the number of Ordinary Shares representing a majority of the total number of votes outstanding on a fully diluted basis.

                  In connection with the transactions described above, Parent, Sub, Company and each of the shareholders of the Company as set forth on Annex A thereto (the "Shareholders"), including HM4 Triton, L.P. and Thomas O. Hicks, Reporting Persons hereunder, have entered into a Principal Shareholders Agreement, dated as of July 9, 2001, (the "Principal Shareholders Agreement"), whereby each Shareholder has agreed that under certain conditions, (i) he or it will tender or cause to be tendered (and not withdraw unless instructed accordingly), pursuant to and in accordance with the Offer and in compliance with applicable law, all shares of Ordinary Shares and Preferred Shares (with conditional conversion instructions), whether beneficially owned or held of record, by such Shareholder on the date of the Principal Shareholders Agreement or which he or it may subsequently acquire (the "Subject Shares"), and (ii) at any meeting (or adjournment thereof) of the shareholders of the Company, however called, or in connection with any written consent of the holders of any class or classes of share capital of the Company, he or it will vote (or cause to be voted) the Subject Shares (x) in favor of the approval of the terms of the Acquisition Agreement and each of the other transactions contemplated by the Acquisition Agreement and the Principal Shareholders Agreement and any actions required in furtherance thereof, (y) against any action, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company or any of its Subsidiaries (as defined in the Acquisition Agreement) under the Acquisition Agreement or of such Shareholder under the Principal Shareholders Agreement.

                  The Shareholders furthered agreed, except as otherwise agreed to in writing in advance by Parent, to vote against the following actions (other than the transactions contemplated by the Acquisition Agreement) at any meeting of the shareholders or in connection with any written consent of the Company:
(i) any extraordinary corporate transaction, such as an amalgamation, merger, scheme of arrangement, consolidation or other business combination involving the Company or any of its Subsidiaries and any Acquisition Proposal (as defined in the Acquisition Agreement), (ii) a sale, lease or transfer of a significant part of the assets of the Company or any of its Subsidiaries, or a reorganization, recapitalization, dissolution or liquidation of the Company or any of its Subsidiaries, (iii) (A) any change in the Persons who constitute the board of directors of the Company, (B) any change in the present capitalization of the Company or any amendment of the Company's Memorandum of Association or the Company's Articles of Association, (C) any other material change in the Company's corporate structure or business, or (D) any other action involving the Company or any of its Subsidiaries that is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or adversely affect the transactions contemplated by the Principal Shareholders Agreement or the Acquisition Agreement. Each Shareholder furthered agreed not to, directly or indirectly, enter into any agreement, letter of intent, agreement in principle or understanding with any Person that violates or conflicts with or could reasonably be expected to violate or conflict with the provisions and agreements contained in the Principal Shareholder Agreement or the Acquisition Agreement.

                  The Principal Shareholder Agreement also provides that the Shareholders have made covenants (in their capacity as individual Shareholders), to use their commercially reasonable efforts to cause its affiliates and each of their respective representatives, agents and advisors immediately to, cease any discussions or negotiations with any third party that may be ongoing with respect to any Acquisition Proposal. The Shareholders agreed not to take, and to use their commercially reasonable efforts to cause their affiliates and their respective representatives, agents and advisors not to take any action (i) to encourage, solicit, initiate or facilitate, directly or indirectly, the making or submission of any Acquisition Proposal, (ii) to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require the Company to abandon, terminate or fail to consummate transactions contemplated by the Principal Shareholder Agreement, (iii) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any Person (other than Parent or Sub) in connection with any Acquisition Proposal, (iv) to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or (v) to grant any waiver or release under any standstill, confidentiality or similar agreement entered into by the Company or any of its affiliates or representatives.

                  The Shareholders further agreed that except as provided in the Principal Shareholders Agreement they will not, directly or indirectly, (i) transfer to any person any or all of the Subject Shares and will not cause any liens, encumbrances, pledge, or otherwise assign or dispose, (ii) grant any proxies or powers of attorney or enter into any voting agreement or voting trust in respect of the Subject Shares, or (iii) take any action that would have the effect of preventing or disabling such Shareholder from performing its obligations under the Principal Shareholders Agreement.

                  The Principal Shareholders Agreement terminates upon the earlier to occur of, (i) the mutual consent of Parent, Sub and HM4 Triton and
(ii) by any of Parent, Sub or HM4 Triton if the Subject Shares have not been acquired by Sub on or prior to December 31, 2001; or (iii) by HM4 Triton if Sub is in material breach of its obligations under Section 4.2 -"Closing" of the Principal Shareholder Agreement. Notwithstanding the foregoing, certain sections of the Principal Shareholders Agreement shall survive the termination of such agreement.

                  In connection with the transactions described above, the Company and HM4 Triton, L.P. entered into an Amendment No. 2 to Shareholders Agreement by and between, which amends a certain Shareholders Agreement by and between the Company and HM4 Triton, L.P., dated as of September 30, 1998 (as amended, the "Triton Shareholders Agreement") to provide for certain terms in furtherance of the consummation of the transactions contemplated by the Acquisition Agreement and the Principal Shareholders Agreement.

                  The description of the transactions summarized above is qualified in its entirety by the Exhibits filed herewith. Please refer to the more detailed provisions of the Acquisition Agreement, the Principal Shareholders Agreement, and the Triton Shareholders Agreement set forth as Exhibits attached hereto.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

                  The matters set forth in Item 4 above are incorporated in this
Item 6 by reference as if fully set forth herein.

Item 7.           Material to be Filed as Exhibits

                  Item 7 is hereby amended to add the following exhibits:



EXHIBIT NUMBER             DESCRIPTION

         1. Acquisition Agreement by and among Amerada Hess Corporation, Amerada Hess (Cayman) Limited and Triton Energy Limited, dated as of July 9, 2001.*

         2. Principal Shareholders Agreement, by and among Amerada Hess Corporation, Amerada Hess (Cayman) Limited and the Shareholders of Triton Energy Limited listed on Annex A thereto, dated as of July 9, 2001.*

         3. Amendment No. 2 to Shareholders Agreement by and between Triton Energy Limited and HM4 Triton, L.P., dated as of July 9, 2001.*

         4. Joint Filing Agreement dated January 5, 1999, among HM4 Triton, L.P., HM Fund IV Cayman, LLC, HM GP Partners IV Cayman, L.P., HM4/GP Partners Cayman, L.P. and Thomas O. Hicks.*

----------------------------------
*   Previously filed.

                                   SIGNATURES

                After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated July 13, 2001                 HM4 TRITON, L.P.



                                    By:   HM4/GP Partners Cayman, L.P., its general partner

                                          By:    HM GP Partners IV Cayman, L.P., its general
                                                 partner

                                                 By:   HM Fund IV Cayman, LLC, its general
                                                       partner



                                                       By:/s/ David W. Knickel
                                                          ------------------------------------------------
                                                            David W. Knickel, Attorney-in-Fact



Dated July 13, 2001                 THOMAS O. HICKS


                                    By:/s/ David W. Knickel
                                       ------------------------------------------------
                                       David W. Knickel, Attorney-in-Fact



Dated July 13, 2001                 HM4/GP PARTNERS CAYMAN, L.P.

                                    By:   HM GP Partners IV Cayman, L.P., its general partner

                                          By:    HM Fund IV Cayman, LLC, its general partner


                                                 By:/s/ David W. Knickel
                                                    ------------------------------------------------------
                                                    David W. Knickel, Attorney-in-Fact



                                       11



Dated July 13, 2001                 HM GP PARTNERS IV CAYMAN, L.P.

                                    By:   HM Fund IV Cayman, LLC, its general partner



                                          By:/s/ David W. Knickel
                                             ----------------------------------------------------
                                                David W. Knickel, Attorney-in-Fact



Dated July 13, 2001                       HM FUND IV CAYMAN, LLC



                                          By:/s/ David W. Knickel
                                             ----------------------------------------------------
                                             David W. Knickel, Attorney-in-Fact









                                       12